Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 10, 2021

$DMYI Deal with IonQ, Quantum Computing / SPAC Attack / Benzinga Live Stock Market

Benzinga

Interview Between Mitch Baruchowitz, Chris Katje and Niccolo de Masi

Monday, March 9, 2021

PARTICIPANTS

Mitch Baruchowitz—Benzinga

Christ Katje—Benzinga

Niccolo de Masi – CEO, dMY Technology Group, Inc. III

Mitch:	Hey, traders. Welcome to the SPACs Attack. Let’s get it started. (silence)

Hey, how are we doing, traders? Traders, welcome back. Welcome back. I hope my audio is doing perfectly. I’ll check my audio levels in a second, but it looks like we’re bouncing back a little bit in the overall market. I’ve been seeing some stocks rip, missed out some plays, but that’s how it is, and I’m super excited to get to our interview today. As you guys know, we’ll have Niccolo [inaudible] on a little bit later, the great CEO of multiple companies there. We’re talking DMYD, RSI, DMYI, and even one that’s trading in units, so definitely a CEO that has a bunch of potential and one that you should keep an eye out like we always talk about, management teams. This management team has been ... I mean, if you look at the overall SPACs, truly successful. Let’s bring on my man, Chris Katje. What’s up, man?

Chris:	Hey, Mitch. What’s going on? Super excited for today’s show.

Mitch:	I mean, hey, the man himself, Niccolo, right? I mean, we couldn’t bring him on fast enough back, as we had him on the bootcamp, guys. If you missed that bootcamp, man, you missed out some great information, really transparent CEO, and telling us a lot of how he looks at SPACs overall. So definitely, guys, if you missed out on that, you could still get the interview. I think you’ve got to pay for that one, but hey, maybe Niccolo will release a little clip for you of that. We’ll see what happens there. But Chris, what’s going on in the headlines? What’s up in the world, in the SPAC world, today?

Chris:	Yeah, lots of us SPACs trading in the green today. Market is looking good out there. I see quite a few on the watch list trading higher, but we do have a lot of headlines, too, some analyst upgrades, some comments, and then we do have one deal. So let’s get it kicked over to headlines.

Mitch:	Let’s do it.

Chris:	All right guys. Yeah, so headlines today, up first, we have Skillz. So that’s ticker SKLZ. Shares got hit yesterday. The company was subject to a short report put out by Wolfpack, a report criticizing the company, really diving into what they’re all about and how they’re going to get revenue in the future. The company has responded, said that the report doesn’t have a lot of accuracies in it. Shares are up today, but, again, they did fall a decent amount yesterday on that short report. So keep an eye on SKLZ. If you were looking at this one on your watch list, you may have a buying opportunity now on that dip.

Up next, we have Desktop Metal, so ticker DM. Of course, 3D printing for the new wave of the industrial additive manufacturing. They announced that they will report earnings on March 15th. So that’s coming up fairly soon. We will add that to our calendar of deal votes and also earnings from former SPACs.

Then turning to earnings, we did have a couple report last night. So we have Shift, ticker SFT. This is online car sales. They reported earning. Shares are up 9% today. Company saw record revenue and unit sales, fourth quarter revenue of 73.4 million, narrowly beating a 73.0 million estimate, and they are guiding for first quarter to be $90 to $95 million in revenue versus a prior estimate of 72.6 million. They see full-year revenue of 450 million versus 392 million street consensus. Benchmark has upgraded shares to buy today with a $13 price target. Again, this is a former SPAC, creating under $10. Shares are up significantly today, but keep an eye out on that one.

Then we have WTRH. This is Waitr Holdings, a food delivery company. They reported fourth quarter earnings, so earnings per share of 0.02, missed a 0.04 estimate, and sales of $46.8 million, missed a 51.4 million estimate. I do own shares of WTRH, and the reason I got in was they recently announced a partnership with Flow Payments to create a compliant marketplace delivery and payment solution for cannabis dispensaries in their territories. Then they also entered today a $23 million deal to acquire Delivery Dudes, another food delivery company. So as they compete against Uber Eats and DoorDash, they are one of the niche players in the small markets, and now expanding into cannabis I think could be a winning venture for them. So I am holding shares and going to be looking forward to hearing more color on the cannabis venture.

We do have an investor day today for drafting, so ticker DKNG on watch. They have already issued some color. So they see the US online gambling markets are passing $60 billion at full legalization, so 22 billion in Sportsbook and $40 billion in iGaming at 100% legalization, so some new numbers from them on that total addressable market. Shares are up today, and the CEO, Jason Robins, was on CNBC yesterday. So lots of attention right now with DraftKings in the spotlight, and then we turn to Ark Funds. So Cathy Wood yesterday bought more shares of DKNG. That’s DraftKings, BFLY, Butterfly Network, AONE, this other 3D printing additive manufacturing company, and SKLZ, Skillz. So that short report definitely did not phase Cathy Wood.

Then we have IPOE, so this is the [inaudible] SPAC bringing SoFi public. They announced today that they are acquiring Golden Pacific Bank Corp. So this is important, because, as I said, with that SoFi deal getting done that they were looking to acquire a bank charter so they can have all the regulations in place to not just be a digital payment, but also an online bank regulated by the US government. So keep an eye out on IPOE. I did see shares moving on that announcement.

Then we have some ratings. So Hims, Credit Suisse initiated coverage with Neutral and a $16 price target. Shares were up double digits on that announcement. Hims also got an analyst upgrade last week, if I remember right. Remember, this is the one, though, that Kathy Wooded added to Ark Funds, and then she sold out of the position completely. So keep an eye out on HIMS, because there’s kind of a mixed bag here from analysts going forward on what the company can do in that telehealth and telemedicine market.

Then we have THBR, which I do own shares of. Benchmark initiated coverage with a buy rating and a $17 price target. Shares not moving too much on that upgrade, but shares are at 10.46, significantly down from where we were a month ago. I’m still holding shares. This is a play on connected cars, going forward. Keep an eye out on THBR.

Then a new SPAC that caught my eye yesterday, we talk about too many SPACs being out there, of course, but we do have a new celebrity SPAC. This one brings a team of athletes. So the ticker is going to be DISAU as units and DISA as the common. So they have an athlete advisory council that is currently made up of Justin Verlander, Patrick Mahomes, Canelo Alvarez, Robert Lewandowski, and Naomi Osaka. They also have two former tennis players on the board. Then the CEO of this SPAC, he’s led investments of Palantir, Hims, Pinterest, and Spotify prior to IPO, so a keen eye of these pre-IPO tech companies. Then Karen Finerman from CNBC’s Fast Money is also on the board. So keep an eye out on this one. You see the celebrity part get the headlines, but it’s got a strong management team. As we talked with the [inaudible] back before, those celebrities could add some influence with their large followings on social media. So keep an eye out for DISA to hit the market.

Then lastly, turning to our deal, we have a last mile telehealth company, Ambulance, going public with ticker MOTN. That’s Motion Acquisition Corp. So last mile telehealth, medical mobility, they’re going to rebrand as DocGo. Ticker will be DCGO after the deal is completed. Current shareholders will own 10% of the company. So they have a network of over 1,700 paramedics and EMTs. They operate with a business-to-business model, serving hospital networks, insurance providers, municipalities, and large commercial enterprises. Some of the customers include the MLB, NFL, Carnival Cruise, Uber, and GoodRx. They completed over one million patient interactions. So they see a total addressable market size of $95 billion. They operate in 23 states in the US and in the UK. They’re expanding into new states as part of their growth. They had revenue of $94 million in 2020, up 95%. Revenue expected to be 155 million in fiscal 2021 and 265 million in 2022 and positive EBITDA in fiscal 2022, which is a key going forward. Then they have recurring revenue that represents around 70% of their forecasted 2021 revenue. So, again, that ticker was MOTN. Shares not moving very much on that deal announcement.

Then we turn to our calendar. We have some upcoming votes. We had CLA yesterday. I’m still waiting to get color on that one. Then we have IPV on the 11th. Then, of course, tomorrow, one of our big earnings days, we have RSI, SKLZ, and TTCF all reporting earnings. Then next week we’ll have Desktop Metal and Ride on the docket. So lots of earnings coming up from some of these former SPACs, so definitely lots to keep an eye out out there. That’s what I’ve got today, Mitch, a lot of headlines, that [inaudible] deal that the market isn’t really loving out there, but definitely one to keep on watch with that low share price.

Mitch:	Yeah, definitely. One thing that we’ve been keeping an eye on is when we get the market bounce back, how are SPACs going to react? Because that’s what we want to see. We want to see a reaction back to the upside. I’ve been looking at it today, and it looks like we’ve had a couple of good-looking moves. I’m still looking at some opportunities. I still think there’s some great opportunities out there, guys. So if you guys are thinking that this is the bottom, then maybe you can start looking at some opportunities, and there’s a bunch of companies that are underneath even, I would say, 10.25, the price that we talked about, guys.

So keep looking for those companies, and I think there’s some great opportunities out there. I’m not even going to go into particulars, but I can see already five or six that I would even like adding to my portfolio. So definitely there’s some opportunities out there. Of course, like I always say, try to diversify your portfolio. I personally try to keep my SPACs at a 7 or 8% of my portfolio, max, so that I don’t get too big in one position, but that’s just giving you guys insight of how I approach it. All right. Let’s go ahead, and let’s get into our interview.

PART 1 OF 4 ENDS [00:13:04]

Mitch:	I approach it. All right. Let’s go ahead and let’s get into our interview. But before we get into that, I thought there would be really no better way of figuring out what this is, because it’s a little bit difficult. Right? What quantum computing is. Let’s touch a little bit about this video. This is from IonQ. So definitely a shout out to them. I’m going to go ahead and put it on there. Make sure that you guys can listen to it. If there’s any audio issues, let me know in the chat, but I want to make sure that this plays out and that you guys get to check it out here. All right. So let me bring it to the screen here. Volume should be all good.

Speaker 1:	Each crops which feed the world, but making fertilizer is not cheap or easy on the planet. Synthetic fertilizer production accounts for 1.4% of the entire world’s carbon emissions, more than any other industrial reaction. However, bacteria in soil make fertilizer without any factories or carbon emissions at all. Just simple enzymes. So why not copy the bacteria? Because we can’t. It’s a quantum process, and today’s computers don’t speak quantum physics. It would take the world’s most powerful systems hundreds of thousands of years to simulate what these enzymes are doing.

Forty years ago, Nobel Laureate, Richard Feynman put it this way. “Nature isn’t classical, dammit, and if you want to make a simulation of nature, you better make it quantum mechanical.” It was the spark that launched a new grand challenge for humanity to build a useful quantum computer, a computer that instead of calculating with the simple 1s and 0s of today’s classical computers, uses quantum mechanics, the mathematical rules that govern the atomic building blocks of the universe. A computer like this would revolutionize science industry and everyday life. But from the very beginning, it was understood that building a useful quantum computer was going to be a staggeringly hard engineering problem. Hard, but not impossible.

Mitch:	All right, guys. As you guys heard it there, hard, but not impossible. That’s, I think the best cue to go ahead and bring on Niccolo. Chris, bring on our guest.

Chris:	All right, guys. I am excited to welcome back to the show Niccolo De Masi. He is the chairman of Glu Mobile and the CEO of dMY Technology Group, which has launched four SPACS, that’s RSI, Rush Street Interactive, DMYD, merging with Genius Sports, DMYI, merging with IonQ and DMYQ, a 4th SPAC searching for a target. Welcome back to the show, Niccolo.

Niccolo De Masi:	Great pleasure to be here, guys. I’m excited. Thank you for playing the video. It definitely helps explain what we’re trying to do here with IonQ.

Mitch:	Definitely. How it said, is definitely was a hard task to approach at the beginning, but as we can see, not an impossible task though. I’ll let Chris go ahead and jump in here with some questions and I’ll be back with some of my own.

Niccolo De Masi:	You want me to make that my new middle name, Niccolo, hard, but not impossible.

Chris:	All right. We’ll have to copyright that then. Right? Good morning, Niccolo. I hope all is well. Congratulations on getting another deal announcement out of these dMY Technology SPACS. We saw that video, but quantum computing seems to be a tough thing for some people to grasp. So maybe let’s start with, how would you explain quantum computing to investors who just may not understand the concept of it?

Niccolo De Masi:	Yeah. Well, look, we were in the industrial revolution age in the 19th century. The 20th century is, we called it the information age, right? It’s about bits and bytes and 1s and 0s. The first hundred years of computing have all been about a paradigm of processing information, which can be pretty fast compared to humans without machines. But it’s actually nothing like the speed you would get out of what we think is going to happen in the 21st century, which we think the next hundred years are going to be about the quantum era. So industrial revolution, information era, quantum era. Quantum computers fundamentally are so powerful because all of the little, let’s call them gates, inside the machine, instead of operating in series like a classical computer, the quantum computer allows them to operate in parallel.

So all sorts of problems with huge complexity and dozens of digits of combinations to sort through can actually be done in parallel. Amazingly, even the fundamental tenants of all online cryptography, which is the RSA algorithm, is actually crackable by something like 4,000 algorithmic qubits in a quantum computer. So now we’re not at 4,000 today. We’re at 20 or 30 with IonQ, but believe it or not, quantum computers are so powerful that once you get to about 75 algorithmic qubits, you can compete with the world’s top 10 fastest classical supercomputers at a much lower cost base. After 75 qubits, you overtake anything the world has ever seen. So to give you an example of a problem that quantum computers are awesome at solving, there’s something called the traveling salesperson problem, and you both probably heard of.

So it’s like, what order should Amazon deliver packages on for every truck, every morning? Believe it or not, UPS, FedEx, Amazon, Walmart, Target, large e-commerce and delivery companies can save hundreds and hundreds of millions of dollars, if you can optimize those routes. Now to solve that problem every morning for a company of that size, will take the world’s fastest classical computer something like 6 or 12 months. So obviously, it doesn’t work, right? That’s not how those companies operate. You can’t solve the traveling salesperson problem, if you’re Amazon or FedEx every day. You have to follow other rules that are less efficient. But a quantum computer with 30 or 40 algorithm qubits could actually solve that problem in minutes. So you could do it every morning, for one of these companies.

The same power can come to drug discovery, can come to making more efficient solar cells, can come to making more efficient fertilizers, as you heard, and of course, can come to aerospace, national security and the battlefield of the future. So quantum computing is actually of vital national security interest, and it is of, I would argue, existential interest in every field of applied science for every industry of significance. Give you one more example and I’ll stop talking for a second, Chris. But if you are a large financial services organization or you’re a large insurance company trying to price a portfolio, trying to price risk, trying to drive options pricing, these sorts of algorithms can be done with only 30 or 40 algorithm qubits, which is something we think IonQ will be able to do in probably 2024.

So we’re only two or three years away from early quantum, I’d say advantage and then broad quantum advantage when you take on supercomputers, it’s probably only five years away. So this is going to come up in everybody’s life sooner than we think. IonQ has brought forward the era of broad quantum advantage from where we thought it would be a few years ago, from late 2030s to mid 2020s. This is why the time is right to launch the world’s first pure play quantum computing company, with over $650 million of new, fresh capital that we’ve brought in courtesy of dMY Technology.

Chris:	Yeah. Perfect. You don’t have to worry about talking too much on this show. The people are here. They want to hear from you. I know me, I want to sit back. I want to hear more about quantum computing as well. So, that was some great examples. That was going to be my next question. Breaking into some of the examples that quantum computing can get into. I know curing disease, sustainable living, really jumped out to me on that investor presentation. So you just alluded to becoming the first pure play public quantum computing company, can you talk a little bit about how that may be a strong mover advantage coming to market here?

Niccolo De Masi:	Yeah. Look, the rise of cloud computing has fundamentally changed the ability of IonQ to drive real revenue in the next three or four years, even before the truly powerful world changing machine comes online. The reason for that is, Amazon, Google, Microsoft, we just have to connect to them and they have customers and they have an efficient path to market for us and an efficient revenue share model for IonQ. So what IonQ’s focused on uniquely is just building the best machine we can every year. Twenty years ago, if you’d been cray, you had to spend a lot of your energy on building machines and shipping boxes all over the world. IonQ doesn’t have to do that. We just have to build one great machine and rent out time on it, through the cloud to other customers.

So there’s only two big sources of revenue for IonQ. One is through the cloud, and I would say that the revenue we’re seeing is growing tens of percent a month. We have some months that the cloud is growing 40% month on month. We have the same kind of lumpy, spiky revenue through the cloud that I remember seeing believe it or not, when I took over at Glu in the early days of the Apple App Store. So there’s a new App Store platform that’s going to happen, we think, using IonQ’s machines as developers around the world are using their APIs and starting to write new software applications. They will also be able to sell whole systems to friendly governments and maybe some of the biggest companies in the world, but fundamentally what Quantum Computing’s going to do is it’s going to bring down the cost of supercomputing power for everybody in the world.

So right now, if you want access to a top 10 global supercomputer, you have to spend probably a billion dollars on the hardware and then millions of dollars a month, just like christy costs to run the thing. What we’re going to do in the next three to five years is to bring that cost down to something that you can afford effectively on a credit card, and then we’ll give you more and more power in the palm of your hand, effectively through the cloud, then you can even access today in the world’s top 10 supercomputers, right? So it really will change the world, Chris, and it’s going to save a lot of lives to be blunt. Imagine if vaccines happened in a fraction of the time they do today. Would have saved a lot of lives, obviously last year with COVID and this year with COVID. There will be future diseases where quantum computing will allow treatments and vaccines faster.

It will obviously help address climate change. So Bill Gates’ Breakthrough Energy Ventures was one of the largest investors in the pipe. The reason they did that is we believe the advances that IonQ has made will allow a number of recipes for climate change, including more efficient, renewable sources of energy, as well as making existing sources, carbon capture, even nuclear fuel processing can be all made more efficient with the right quantum computing optimizations. Now, to answer your question on leadership, Google, Amazon, Microsoft have internal quantum initiatives, but we believe we’re far ahead of them, in fact. So the head of Google Quantum Computing joined IonQ last year. We were winning the tug of war even before we went public. We believe that we have a two-year plus lead over other players. It might in fact be much more two years, depending on which technology people are pursuing in the world of quantum computing.

We think that by merging, obviously with the dMY, we’re providing a public listing, $650 million of more capital. We’re also providing operating relationships and new pipe investors. So I’m sure you saw the press release that we put out yesterday, but in addition to Bill Gates’ Breakthrough Energy Ventures, you have affiliates of MSD Capital, which is obviously Michael Dell’s family office, as most people know. You have Silver Lake. You have Kandi, you have Mubadala, the sovereign wealth fund of the UAE. You’ve got Google Ventures and you’ve also got existing backers like Samsung, Lockheed Martin, Bosch, and Airbus. So it’s really an impressive list of people that have supported and are supporting IonQ’s success. It is my humble opinion in the world of technology stocks, once you establish leadership early on...

PART 2 OF 4 ENDS [00:26:04]

Niccolo De Masi:	... the technology stocks. Once you establish leadership early on, it’s very difficult, if not almost impossible, for second and third followers to catch up. We’ve got the money, we’ve got the customers, we’ve got the strategic ecosystem, we have the app ecosystem, and most of all, we have the talent.

Chris:	Yeah, perfect. I wanted to hop into those investors. So for those of you watching who may not know, so existing investors in IonQ, this list is amazing. We have Google Ventures, Amazon, Lockheed Martin, Hewlett, Packard, Airbus and Samsung and many, many more. So taking a step back, Niccolo, with DMYI, you can choose any company to bring public. I know the technology with IonQ probably jumped off the charts, but what do you think when you find a company that already has these leading investors behind it? Is that a huge sign of, hey, I want to get behind this company and bring it public?

Niccolo De Masi:	Yeah. So as you might remember, Chris, I’m a physicist originally. So my undergrad and master’s degree are both from Cambridge University in physics. And so believe it or not, I studied the work of people like Chris Monroe, who’s one of the founders, if not the founder, of IonQ when I was in graduate school. So believe it or not, I have followed the space for well over 20 years, closer to 25 than 20 years. I’d say 20 years ago, 15 years ago, even 10 years ago, I was skeptical of the progress that quantum computing was making relative to Professor Fineman’s postulations 20, 30 years ago. But in the last five years, two things have happened. One, about $2 billion of venture capital has flowed into about 85 companies in the space, at least according to The Economist last quarter, last year. And there’s been a number of breakthroughs. So IonQ in the last three years, if you look at BCG, a consulting company, put out a report in 2017 and a report in 2019. If you look at the progress that’s been made in the past two, three years by IonQ, we have effectively pulled forward the era when quantum computing matters to you and I and to enterprise customers.

So instead of 2028, 2030 being when broad quantum advantage happens, Google themselves demonstrated quantum supremacy last year on a specific problem. And what IonQ is, we believe, on the verge of demonstrating the next three to five years is broad quantum supremacy on things like AI, machine learning, natural language processing. If you listen to the materials, by the way, on the DMY and IonQ websites, you can see on our slides, and I think you’ve looked at the slides as you pulled one up there, things like handwriting recognition. We can already do that on an 11 cubit system as well as a classical computer or a classical supercomputer. And so we think facial recognition, we think machine learning, there will be real advances here in the next two to three years, such to the point that large customers of ours, whether or not you’re looking at enterprises like a Goldman Sachs or JP Morgan or Lockheed Martin, everybody is preparing for the quantum era. They are actually already hiring people. They’re hiring PhDs, and they’re getting ready. And they’re publishing papers on the algorithms they’re going to apply to IonQ’s hardware when it’s ready because they know it’s a game changer.

You can’t be the CEO of a company like Lockheed where you’re building the next, I don’t know, stealth bomber or something that takes five, 10, 15, 20 years to pull off. You can’t be that CEO that says, “Oh, yeah. I didn’t optimize by a factor of 10 or 100 or 1,000 as well as I could’ve because I didn’t spend $10, $20, $30, $40, $50 million on IonQ’s processing power.” Existential decisions for companies are going to happen with quantum computing because, also, I’d point out Chris, the power of quantum computing, it increases exponentially, not just by a factor of two, like Moore’s law. But if you double the number of cubits, so going from, say, 32 to 64 cubits, it increases by two to the power of the difference in the number of cubits. So it’s an enormous difference. So 2 to the 32 is a number with 19 digits or something crazy like that. And so the difference between a 32 and a 64 and a 128 and 256 cubit system from IonQ is literally the difference if you’re an algorithmic trader at a bank and you’re optimizing, I don’t know, portfolio or options pricing. It’s the difference potentially between making no money that year if you don’t have access to the new system and obviously making vast super profits if you happen to be the firm that has access or even exclusive access potentially if you paid for it to IonQ’s machine.

Chris:	Perfect. So I heard you talk a little bit earlier about maybe some competition coming, including from some of those companies that are investors in IonQ. So in the presentation, it talks about being 32,000 times more powerful than competitors with the quantum system. Obviously, with your background, you know the technology, you know the systems and what some of those numbers mean. Is quantum computing, it’s not a winner-takes-all market? Is there room for potential a couple players and how will IonQ stay ahead of the pack and keep that market share lead with their technology?

Niccolo De Masi:	Look, that is the key slide. So I appreciate you pulling that up. And to be honest there, it’s like why we choose this company and IPO? Well, this slide makes the point. There are very few technology markets where you know this early on you can say there’s somebody that’s this far ahead of everybody else. And to be honest, I don’t think there’s going to be anyone that competes with us credibly in the next three, five, seven years because the advantages of getting the customers, getting the revenue, proving this out and getting the capital we provided to continue to drive the lead is going to be really difficult, if not almost impossible, I would argue, to catch up. By the way, this is the 32 cubit system we’re looking at here. If we put out the 64 cubit system, the bar chart wouldn’t fit on the page. You’d have to take the natural log of it to get it to fit in the page because it’d be so much exponentially more powerful.

So look, there are people that think that in 2030 or 2028 or something like that they will magically have a machine that competes with IonQ in 2028. But look, all of us on this call know that the history of challenging markets would show that generally, whether you’re a Google or you’re a Microsoft or Amazon, if you’re ahead of the pack in an area and you have the capital and the customers you can invest in it, you’re going to attract more talent, and there’s a virtual circle between capital, talent, product quality and breakthroughs and be able to fund more R&D. So I think there might be some acquihires-IonQ mix, but its organic trajectory and ecosystem is going to be so far ahead of anybody that turns up five, six, seven years later that I find it hard to believe that we won’t be the most powerful player in the space perennially.

I do believe that Nvidia is a great parallel in some ways. When they IPOd, they probably had a market cap similar to IonQ’s, whenever it was, 2001. That business today is, what, a $300 billion, $350 billion market cap business. I do think IonQ will be $100 billion plus market cap business someday. Could be more. It could be the next Tesla, if you will, because being first in these markets have just huge, huge network effects. And I think the way this technology develops is exponential progress is happening every year to such an extent, like I keep saying, that if you’re the CEO of a Fortune 100 business, you can’t afford to not pay for access to our machine because your competitors will do it. And competitors will have a massive cost optimization and business advantage if you miss out on it. So I’m not going to say we’re going to be a monopoly. It will certainly be an oligopoly, but I think that we’re going to be the business to beat probably at all times, to be blunt.

Chris:	We saw he even had to Zoom out to get the full thing to fit on the screen to talk about your competition, so what a great slide. I know Mitch has some questions. I’m going to touch real quick before he comes on about some of the financials. So we look at the predictions of revenue really ramping up in 2025, $237 million. What is it going to take to get to that ramp up, and is 2025 going to be the realistic goal to really ramp up revenue?

Niccolo De Masi:	Yeah. Look, with the strategic backers we have in the pipe and that are already in the company, you have a coalition of customers. So I think we feel really good about numbers that we can meet and beat, as you’d expect from any public company that DMY sets up and effectively sponsors onto the NYSE. I remember there’s two big sources of revenue. So you have cloud revenues that are going to grow, I think, quite nicely and quite smoothly. And then you’re going to have system sales that can come on top of that. Now fundamentally, I’m a believer in the app store models, as you can imagine, given my pedigree and heritage. And I would say that this is really a hardware company in the lab but a software company in terms of how the revenue is going to get derived mostly. I think this will mostly be a business providing power by the hour, as Rolls Royce likes to call it. So we’re providing access to a machine. We’re providing computing time. We’ll be effectively auctioning off access to the world’s most powerful quantum computer every year and every year will become more and more powerful.

And every year, I think you’re going to see us able to command higher and higher prices for that access because it’s going to be a scarce commodity. If you have thousands and thousands or millions of time more power than your competitors, what is that worth to you? What is that worth to you if you’re an aerospace company, a bank, an insurance company, a renewable company, a government for that matter? You’ve seen Palantir do really well solving problems as a private company, often for three letter agencies. And so I think the same phenomenon will likely happen to IonQ. And I actually think that there’s room to accelerate this revenue path through some acquihires we might be able to make. There’s also room to accelerate this by virtue of the fact that I think quantum computing is really just beginning to take off in terms of understanding and the popular imagination in the press. And as that picks up, it tends to steam roll.

Look at where Tesla was three years ago. Look at where Tesla was four or five years ago. I think the same thing will happen to IonQ in the next three, four, five years. Our CEO of IonQ, Peter Chapman, likes to say it was only a few years ago when most auto companies didn’t have to have a strategy for self-driving and electric vehicles. Today, they all have to have a strategy. So he likes to always say, rightly so, how long will it be before Apple gets asked on an earnings call what their quantum computing strategy is? I think Amazon, Google and Microsoft know that the future of the cloud is quantum computing. And so there is a trillion dollars of market cap, I believe, on each one of those companies to be lost or won by winning the quantum computing era. And IonQ is fundamental of that, which is why each one of these companies has either invested or struck a partnership or both with us.

Mitch:	Yeah, literally. You hit it right on the knob. That’s where I was going, leading into was the partnerships with Microsoft, Zuri, Amazon Web Services and your own quantum platform. How are these going to go ahead and lead you guys as the leaders in quantum computing here?

Niccolo De Masi:	Well, look, we’re students of history. If you roll the clock back on classical computing and you look at when Intel got founded, you look at when Fairchild got founded, these are in the ‘50s, late ‘50s for Fairchild, late ‘60s for Intel. the reality is I don’t think people at the time could project all of the ways that this technology was going to be used.

PART 3 OF 4 ENDS [00:39:04]

Niccolo De Masi:	Ways that this technology was going to be used, but they knew that it was going to do something that changed the world. Quantum computing is exactly the same. We, in fact, can’t fathom what you do after 4,000 algorithmic qubits. We don’t know of any problems that need more than 4,000, 5,000 algorithmic qubits because that amount of qubits would crack RSA, the encryption that you currently use for all online services and banking. Right?

So beyond 4,000 qubits, you’re in a world of optimizations you can barely imagine and barely comprehend. Right? If the world’s most powerful, classical supercomputers are going to be maxed in the next five years with an IonQ machine that only has 70 algorithmic qubits and about a thousand physical qubits, imagine what happens at 700 algorithmic qubits or 7,000 algorithmic qubits, or 70,000.

This will happen in the next 10 years, and it will democratize computing power, the likes of which the world’s never seen. It will impact everything, believe it or not, from the battlefield of the future, which will matter to this country and all three-letter agencies in our government, to how you optimize healthcare, logistics, how you discover new drugs, how you create new materials. It will also matter, frankly, for delivering new entertainment experiences. I have no doubt that quantum computing will power new gaming interfaces and new cross-platform gameplay the world has never thought of yet either. It will drive new social networking.

It will drive, frankly, an improvement in everybody’s lives because in technology markets, as you’ve seen over and over, my friends, as you bring the cost of something down, you broaden and democratize its use. And more use means more creativity, more creativity means more solutions to problems we both have and we don’t even know that we yet have.

Mitch:	Hey, well, they throw around that word “disruptive technology,” right? I’ve heard that word being thrown around. And I want to give you a shout out here from the chat, ccinvest saying, “Maybe an Apple Steve’s Job early?” Yeah, I think that’s a pretty great thing to be compared to.

While we get into the actual usage, I have a little clip here from that video that I want to play here, so I’m going to add it to the stream here, and then talk about one aspect of it that I’m blown away and want to find out more about. So let’s go ahead and let’s get into that here.

Speaker 1:	Unsolvable. Imagine increased efficiency in every sector from financing to logistics to energy. Smarter artificial intelligence. Innovations that can combat climate change, from better solar cells to direct carbon capture. Perfectly targeted pharmaceuticals that can eradicate chronic diseases. An electric car that can drive for months on a single charge.

Peter Chapman:	In the 19th century-

Mitch:	All right, all right. You hit my EV right there. When you started talking about EV there, I definitely got interested. The quantum powers has been said that it could charge an EV for months. How could this really help the EV transition that we’re seeing right now? And definitely, I think this is something that we all should pay attention to.

Niccolo De Masi:	Yeah. Well, believe it or not, Peter Chapman, who you saw at the end of the video there is CEO of IonQ, and one of his advisors is Jagdeep Singh, who’s the CEO of QuantumScape. It was another SPAC IPO that’s been obviously very successful in electric vehicle battery business. Also with strategics. In their case, I believe it was Volvo. Also with a revenue ramp that really started to hockey stick in the mid-2020s.

There really isn’t an element of business or applied science that quantum computing will not touch and improve because almost every problem can be expressed in an optimization format that is perfect for quantum computing and/or that has a lot of permutations that you’re sorting through to try and find the best way of doing something. Right?

So for electric vehicles, the battery example we’re talking was obviously around a lithium battery technology and material science. And believe it or not, even when I was in graduate school, battery technology was a hot area. It’s an even hotter area today because being able to store power is one of those fundamental rate limiters in both, frankly, solar power for homes as it is for cars.

I live in Austin, as you guys might remember. We had a kind of terrible winter storm, as you might’ve heard a few weeks ago. A lot of people lost power. One of the issues of solar power is, how do you store it? Now, Tesla has, of course, batteries that are kind of backups for the home, but if you can improve batteries, as you’re seeing here with chemistry, like in the EV market in the PIPE deck we published, you’ll be able to improve how far you can drive a car, but also how you can store power at home. So future winter storms in Texas wouldn’t be nearly as bad if everybody had power because they could store a lot of it at home.

And so battery technology, new ways of storing power in different lithium batteries and other non-lithium battery technologies can all be optimized with quantum computers. I’m obviously not an expert on battery technology, but I will say that photosynthesis, which is something that we’ve not been able to model with classical computers, is the kind of thing you can model with quantum computers because, remember, at the end of the day, atoms, molecules, they are quantum systems. And quantum computers are perfect for modeling atoms and molecules that are quantum systems. And we’re just simply much more efficient at it.

Chris:	Perfect. It’s hitting noon right now, Niccolo. If we can keep you for just a couple more minutes-

Niccolo De Masi:	Sure.

Chris:	... just do some rapid fire questions here. I have a couple and I saw a couple from the chat. I want to get to the chat question, so someone asked about quantum computing as a service. So is that a concept that we’re going to hear a lot about in the future?

Niccolo De Masi:	Oh, absolutely. When I talk about cloud partnerships, and we obviously announced one with Amazon and Microsoft, but Google’s an investor in the company in more than one way, so I hope that we make it there with Google soon also, the reality is we expect there to be a continuum, an evolution for everybody who’s accessing cloud computing and cloud power to be something which they can effectively achieve with IonQ’s machines through the three biggest tech companies in the world.

You can do it today. So you can go online now with Microsoft and Amazon and access some quantum computing time from IonQ. We will be figuring out our pricing model, to be blunt, every time we have a new system out. So most likely, there will be really premium pricing going on for the 32-qubit system when it’s fully commercially available. Same for the 64, the 128, and the 256. Last year’s model will probably be cheaper all the time is my guess and more accessible via the credit card rather than an enterprise relationship.

But fundamentally, so much more computing power comes online each year that I absolutely think people will be bidding for exclusivity, they’ll be bidding for longer-term contracts. And we will be, of course, trying to both provide the R&D investment dollars we need through an economic model with the newest systems, but also democratizing last year’s systems for everybody globally that wants access. So we’re looking to really build that app store ecosystem with global partners and innovative developers at all scales.

Chris:	Another question from the chat. What about mining for cryptocurrency? What could quantum computing do for that market?

Niccolo De Masi:	Yeah, it’s obviously a game changer. Right? I talked about RSA and the fact that you can crack RSA with 4,000, 4,500 algorithmic qubits. Yeah, I mean, we like to joke that every year you hear about somebody who misplaced his or her passwords for their cryptocurrency and have some huge amount of money locked up. Obviously, at some point in the next whatever it is, X years, we will be able to crack all of those encryptions. Right? And so don’t give up. Hold onto your account. We’ll split the revenue with you in 2028 or whatever it is, if you happen to have some large amount of cryptocurrency that’s locked up.

Yeah. Look, when you can crack RSA, you can crack a lot of things. And I think people will be innovating in the cryptography space, but classical cryptography will all be crackable by quantum computing. Only quantum cryptography will ultimately not be crackable, right, by quantum computing. So yes, we’ve already thought about models, right, where you can use quantum computing time to sort of mine or crash cryptocurrencies in the background. And I have no doubt some of the early people playing with our systems the next three to five years are going to be looking for angles there. So happy hunting everyone.

Chris:	Perfect. That question came from our chat from Yoan, so great question there. Niccolo, we’d love to keep you on here all day if we could. We do have another show that just started, so that’s going to be for today. I want to remind viewers again, dMY Technology, so we have Rush Street Interactive ticker RSI, DMYD merging with Genius Sports, DMYI merging with IonQ, the company we heard so much about today. And then we have a fourth SPAC, DMYQ trading in units currently. So Niccolo, thank you so much for taking the time out of your busy schedule, and we look forward to having you back on the show, maybe when we get another deal announcement out there.

Niccolo De Masi:	If not sooner, my friends. There’s a lot to talk about on each of these. So thank you for the time, always a pleasure, always enjoy it.

Chris:	Perfect. Thank you so much.

Mitch:	[crosstalk] thank you. All right, guys. We got to wrap it up a little bit quickly here, but I’m sure that Chris and I would just stay on here and boot the Power Hour all day long, just talking about SPACs because that’s how we are, guys. We love our SPACs, and we love getting this information to you guys. I don’t think we could’ve done a better job of really describing this company and getting in depth of not only of the potential revenue, but also the usage.

You guys saw me pull out the EV talk because, in my eyes, I mean, by 2026, I expect a big EV market. So if this is going to help them and get that material synthesis to go up, then we need to focus on this because there’s so much focus that the precious materials that we have right now probably aren’t going to be enough. And so you need to focus on how we can better use those materials to get some better processes here, whether that be materials for manufacturing processes, better batteries, or et cetera.

So let’s keep working and then let’s keep on discovering these SPACs so that we can get you guys these information, so you can be an informed trader out there. Chris, anything else you want to leave off with?

Chris:	No. I mean, we can hit this one again tomorrow. EV, crypto, and you saw that slide where they just come off the page compared to their competitors. Big shout out to Niccolo joining us. Again, guys, this is why you want to stick with SPACs Attack. This deal was announced yesterday, and we got the CEO of the company bringing them public on the show the next day. He wasn’t on CNBC today, he was on SPACs Attack. So shout out to Niccolo De Masi. And everyone stay tuned. Power Hour is already live right now.

Mitch:	All right. I’m getting the shush from the man himself, so I’ll get on out of here, guys. Like always, SPACs Attack.

PART 4 OF 4 ENDS [00:51:14]

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.